UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 4, 2021

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

04th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On February 4, 2021, Yatra Online, Inc. (the “Company”) issued an earnings release announcing its unaudited financial and operating results for the three months ended December 31, 2020 (the “Earnings Release”). A copy of the Earnings Release was attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on February 4, 2021 (the “Original 6-K”).

The Company is filing this Amendment to the Original 6-K on Form 6-K/A (this “Amendment”) to refile a revised Exhibit 99.1 (the “Amended Exhibit”) solely in order to correct certain errors in the “Operating Data” table appearing on the last two pages of the Earnings Release. Within the “Operating Data” table appearing in the Earnings Release, the Quantitative details line items Air Passengers Booked, Stand-alone Hotel Room Nights Booked and Packages Passengers Travelled, and the Gross Bookings line items Air Ticketing, Hotel and Packages and Total were inadvertently reported incorrectly for the nine months ending December 31, 2020. The Amended Exhibit, filed as Exhibit 99.1 hereto and incorporated by reference herein, corrects those line items.

Except as specifically described in this Explanatory Note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K. Accordingly, this Amendment should be read in conjunction with the Original 6-K.

This Report on Form 6-K/A is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-224661 and 333-215653) filed with the Securities and Exchange Commission on April 11, 2018 and May 3, 2018, respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Earnings release of Yatra Online, Inc. dated February 4, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: February 11, 2021	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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